Exhibit 99.5

510, 550-6th Avenue S.W. Calgary, Alberta, Canada T2P 0S2	Telephone: 403.233.2801 Facsimile: 403.233.2857 Email: valiant@telusplanet.net

April 14, 2004

British Columbia Securities Commission (via SEDAR)
Alberta Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Quebec Securities Commission (via SEDAR)
The Toronto Stock Exchange (via SEDAR)

Dear Sirs:

Re:	Luke Energy Ltd.
Annual Meeting of Shareholders
To Be Held on May 19, 2004

In our capacity as the Agent for Luke Energy Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Luke Energy Ltd., on April 14, 2004.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c.	Luke Energy Ltd.
Attn: Chris Whitley

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF LUKE ENERGY LTD. ("CORPORATION"),
OF	)	THE ANNUAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD MAY 19, 2004.

    I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1.	I AM AN OFFICER OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2.
ON APRIL 14, 2004, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 7, 2004, WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION COPIES OF EXHIBITS "A" THROUGH "F";

	(a)	a copy of the NOTICE OF ANNUAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

	(b)	a copy of the INFORMATION CIRCULAR - PROXY STATEMENT marked EXHIBIT "B" and identified by me;

	(c)	a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

	(d)	a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

	(e)	a copy of the SUPPLEMENTAL MAILING LIST RETURN CARD marked EXHIBIT "E" and identified by me;

	(f)	a RETURN ENVELOPE marked EXHIBIT "F" and identified by me.

3.	I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON APRIL 14, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 14TH DAY OF APRIL 2004.

"Pam Elliott"	"Philip Menard"

COMMISSIONER FOR OATHS IN AND FOR	PHILIP MENARD
THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.